--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
Fleming           Standish        M.         Triangle Pharmaceuticals, Inc. (VIRS)             ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
c/o Forward Ventures
9255 Towne Centre Drive, Suite 300                                           March 2001
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   /X/ Form filed by One Reporting Person
                                                                           (Month/Year)       / / Form filed by More than One
   San Diego       CA            92121                                                            Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)  Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)       Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)      Beneficially     Form:       direct
                                                  (Instr. 8)                             Owned at         Direct      Bene-
                                     (Month/                                             End of           (D) or      ficial
                                      Day/     ----------------------------------------- Month            Indirect    Owner-
                                      Year)                               (A) or                          (I)         ship
                                                Code    V       Amount    (D)     Price  (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                         and 4)
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Common Stock                                                                             106,082           D
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Common Stock                                                                                 817   (2)     I    By family trust
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Common Stock                                                                               1,545(+)(3)     I    By children's trust
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Common Stock                                                                               4,122(+)(4)     I    By limited
                                                                                                                partnership
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Common Stock                                                                             520,000(+)(5)     I    By general
                                                                                                                partnership
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Common Stock                                                                             233,663(+)(6)     I    By general
                                                                                                                partnership
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Series B Convertible Preferred Stock  3/8/2001   P             120,704     A     $60     120,704(+)(7)     I    By general
                                                                                                                partnership
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Series B Convertible Preferred Stock  3/8/2001   P              12,629     A     $60      12,629(+)(8)     I    By general
                                                                                                                partnership
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)




FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:
(+) Mr. Fleming disclaims beneficial ownership of these shares other than to the extent of his individual partnership and member pecuniary interests.
(1) Represents a distribution of 3,082 shares made by Forward II Associates, L.P., of which Mr. Fleming is a general partner and received 656 shares in his individual capacity.
    In prior reports, Mr. Fleming has reported beneficial ownership of the distributed shares.
(2) Represents shares held by the Fleming Family Trust, of which Mr. Fleming is a co-trustee.
(3) Represents shares held by the Fleming Family Children's Trust, of which Mr. Fleming is a co-trustee.
(4) Represents all shares held by Forward II Associates, L.P. (to the extent of its own partnership interest in Forward Ventures
       II, L.P.).
(5) Represents all shares held by Forward Ventures II, L.P.
(6) Represents all shares held by Forward Ventures III, L.P., of which Forward III Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member.
(7) Represents all shares held by Forward Ventures IV, L.P., of which Forward IV Associates, L.L.C. is the general partner of which Mr. Fleming is a managing member.
(8) Represents all shares held by Forward Ventures IV B, L.P., of which Forward IV Associates, L.L.C. is the general partner, of which Mr. Fleming is a managing member.

                                                                                    /s/ Standish M. Fleming             04/10/2001
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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